Exhibit 99.1

MIND CTI Reports Second Quarter 2019 Results

Yoqneam, Israel, August 12, 2019 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its second quarter ended June 30, 2019.

The following will summarize our major achievements in the second quarter of 2019 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $6.0 million, a 32.7% increase when compared with $4.6 in the second quarter of 2018, with the increase attributed to the acquisition of Message Mobile GmbH in March 2019, which generated revenues of approximately $1.9 million during the quarter.
●	Operating income was $1.0 million, or 17.2% of total revenues, compared with $1.3 million, or 28.4% of total revenues in the second quarter of 2018, with the decrease in operating income margin primarily reflecting the lower margins in the acquired business.
●	Net income was $1.0 million, or $0.05 per share, compared with $1.2 million, or $0.06 per share in the second quarter of 2018.
●	Cash flow from operating activities in the quarter was $1.1 million, compared with $0.9 million in the second quarter of 2018.

Six Month Financial Highlights

●	Revenues were $10.5 million, compared with $9.1 million in the first six months of 2018.
●	Operating income was $2.5 million, or 24.0% of total revenues, compared with $2.6 million or 28.1% of total revenues in the first six months of 2018.
●	Net income was $2.5 million, or $0.13 per share, compared with $2.3 million or $0.12 per share in the first six months of 2018.
●	Cash flow from operating activities in the first six months of 2019 was $3.4 million, compared with $2.3 million in the first six months of 2018.

As of June 30, 2019, we had 229 employees in our Romania, Israel, Germany and U.S. offices, compared with 216 as of June 30, 2018.

Monica Iancu, MIND CTI CEO, commented: “The financial results reflect the operating activities inclusive of the enterprise messaging solutions acquisition for the full second quarter. We continue to be challenged by the shrinking relevant markets and strong competition in both our billing and our enterprise solutions, as previously announced multiple times. We started to experience the expected continuous negative impact and we continue making the necessary adjustments to our cost structure. Revenue-wise we see the visible impact of the acquisition, while operating margins in the enterprise messaging space are much lower than in our traditional business. As previously mentioned, we expect to focus in the next few quarters on the integration of Message Mobile and on exploring its potential growth, including through additional acquisitions, while striving to find ways to increase margins in this field. At the same time we continue our planned investments aimed at responding to market needs and continue with our dividend policy.”

Financial Income and Cash Position

Our cash position, including short and long-term deposits and marketable securities, was $12.2 million as of June 30, 2019, compared with $14.1 million as of June 30, 2018. The decrease is primarily attributed to the $2.25 million used in the Message Mobile acquisition.

As previously announced, the Board declared on March 4, 2019 a cash dividend of $0.26 per share before withholding tax. The record date was March 18, 2019 and the payment date was March 28, 2019. Tax was withheld at a rate of 20%.

The dividend declared and distributed was approximately $5 million – approximately $4 million was paid to the shareholders in March 2019 and approximately $1 million was paid for the withholding tax to the Israel Tax Authority in April 2019, similar to the process in 2018.

Revenue Distribution for Q2 2019

Revenues in the Americas represented 50%, revenues in Europe represented 43% (including the Message Mobile revenues in Germany that represented 32%) and revenues in the rest of the world represented 7% of our total revenues.

Revenues from customer care and billing software totaled $3.3 million, or 55% of total revenues, revenues from enterprise messaging and payment solutions were $1.9 million, or 32% of total revenues, and revenues from enterprise call accounting software totaled $0.8 million, or 13% of total revenues.

Revenues from licenses were $0.4 million, or 7% of total revenues, while revenues from maintenance and additional services were $5.6 million, or 93% of total revenues.

Acquisition Update

As previously announced, MIND acquired Message Mobile GmbH, a leading provider of enterprise messaging, communication and payment solutions, based in Lüneburg, Germany with more than 15 years’ experience in the mobile industry. Its messaging platform enables enterprises to easily communicate with clients and partners via text / SMS, voice and instant messaging services like WhatsApp, Facebook Messenger and Telegram. Message Mobile also offers mobile payment solutions that use phone bill charging for a wide range of applications such as mobile parking payment.

The financial results reflect the operating activities inclusive of the acquisition as from April 1, 2019.

AGM Update

The company held its Annual General Meeting of Shareholders on May 26, 2019 and all the proposed resolutions were approved.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risk that the acquisition will not succeed in achieving its intended goals due to competitive, personnel, technological or other integration issues and the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2019	2018	2019	2018
	Unaudited
	U.S. dollars in thousands (except per share data)

Revenues	$6,044	$4,555	$10,505	$9,097
Cost of revenues	3,189	1,533	4,400	3,293
Gross profit	2,855	3,022	6,105	5,804
Research and development expenses	1,051	873	1,990	1,710
Selling and marketing expenses	243	420	548	725
General and administrative expenses	524	434	1,047	817
Operating income	1,037	1,295	2,520	2,552
Financial income (expenses), net	136	(24)	274	(16)
Income before taxes on income	1,173	1,271	2,794	2,536
Taxes on income	126	111	253	214
Net income	$1,047	$1,160	$2,541	$2,322

Earnings per ordinary share - basic and diluted	$0.05	$0.06	$0.13	$0.12

Weighted average number of shares used in computation of earnings per share - in thousands:
Basic	19,818	19,317	19,649	19,326
Diluted	19,999	19,557	19,870	19,573

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	Unaudited	Audited
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$3,471	$2,739
Short-term bank deposits	6,279	8,714
Marketable securities	2,315	4,352
Accounts receivable, net:
Trade	3,464	2,130
Other	558	560
Prepaid expenses	330	209
Inventory	4	4
Total current assets	16,421	18,708

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	124	105
Severance pay fund	1,574	1,439
Deferred income taxes	34	34
Long-term bank deposits	-	98
RIGHT-OF-USE ASSETS, net of accumulated depreciation	842	-
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	157	164
GOODWILL AND INTANGIBLE ASSETS, net of accumulated amortization	8,546	5,430
Total assets	$27,698	$25,978

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	1,835	$147
Other	1,541	1,501
Current maturities of lease Liabilities	320	-
Deferred revenues	2,426	1,788
Total current liabilities	6,122	3,436
LONG-TERM LIABILITIES :
Deferred revenues	53	43
Lease liabilities, net of current maturities	526	-
Employee rights upon retirement	1,682	1,517
Total liabilities	8,383	4,996

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,498	26,404
Accumulated other comprehensive loss	(875)	(877)
Treasury shares	(758)	(1,515)
Accumulated deficit	(5,604)	(3,084)
Total shareholders’ equity	19,315	20,982
Total liabilities and shareholders’ equity	$27,698	$25,978

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2019	2018	2019	2018
	Unaudited
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,047	$1,160	$2,541	$2,322
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35	20	48	44
Accrued severance pay	71	27	143	(7)
Deferred income taxes, net	-	-	-	(1)
Financial income from available-for-sale securities	(5)	(1)	(19)	-
Unrealized (loss) gain on marketable securities, net	(39)	11	(78)	35
Employees share-based compensation expenses	47	50	94	101
Financial expenses in respect of lease liabilities	(30)	-	(15)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(426)	333	(51)	356
Other	161	37	167	129
Decrease (increase) in prepaid expenses	294	(97)	(121)	(185)
Increase (decrease) in accounts payable and accruals:
Trade	(104)	(196)	396	37
Other	(156)	(48)	(325)	519
Change in operating lease liability	7	-	4	-
Decrease (increase) in deferred revenues	245	(354)	637	(1,072)
Net cash provided by operating activities	1,147	942	3,421	2,278

Cash flows from investing activities:
Purchase of property and equipment	(11)	(3)	(12)	(34)
Severance pay funds	(58)	(25)	(113)	21
Proceeds from marketable securities	536	410	2,213	688
Acquisition of a subsidiary	-		(2,215)
Proceeds from (investment in) short-term bank deposits	(285)	-	2,435	2,025
Net cash provided by investing activities	182	382	2,308	2,700
Cash flows from financing activities:
Employee stock options exercised and paid	-	1	-	39
Dividend paid	(1,012)	(1,184)	(5,061)	(5,799)
Net cash used in financing activities	(1,012)	(1,183)	(5,061)	(5,760)
Increase (decrease) in cash and cash equivalents	317	142	668	(781)
Balance of cash and cash equivalents at beginning of period	3,154	4,091	*2,803	5,014
Balance of cash and cash equivalents at end of period	$3,471	$4,233	$3,471	$4,233

* Includes $2,739 cash and cash equivalents and $64 restricted cash that was presented in other receivables.

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